UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CADELER A/S

(Name of Subject Company)

CADELER A/S

(Name of Person Filing Statement)

American Depositary Shares, each representing four (4) Ordinary Shares,

par value DKK 1.00 per share

(Title of Class of Securities)

12738K109

(CUSIP Number of Class of Securities)

Alexander Simmonds

Executive Vice President and Chief Legal Officer

Cadeler A/S

Kalvebod Brygge 43

DK-1560 Copenhagen

Denmark

Tel: +45 3246 3100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Connie I. Milonakis
Davis Polk & Wardwell London LLP
The Whittington Building
4A Frederick’s Place
London EC2R 8AB

United Kingdom
Tel.: +44-20-7418-1327

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on September 22, 2026 (together with any amendments and supplements thereto, the “Schedule 14D-9”), by Cadeler A/S, a public limited liability company incorporated under the laws of Denmark (“Cadeler” or the “Company”). This Schedule 14D-9 relates to the offer by Cadeler plc, a public limited liability company incorporated under the laws of England and Wales (“NewCo”) to exchange for each outstanding share of Cadeler, with a nominal value of DKK 1.00 per share (each referred to as a “Cadeler Share”), including Cadeler Shares represented by American Depositary Shares each representing four (4) Cadeler Shares (which are referred to as “Cadeler ADSs”), validly tendered and not validly withdrawn in the offer, one (1) ordinary share of NewCo, with a nominal value $1.00 per share (each referred to as a “NewCo Share”, and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated September 22, 2026, and in the related letter of transmittal, together with any amendments or supplements thereto, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by NewCo with the SEC on September 22, 2026, as amended from time to time.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized and other terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“Completion of the Offer

At 5:00 p.m., Eastern time, on October 28, 2026, the Offer expired as scheduled and was not extended. Based on the preliminary count of the Offer tenders, the Offeror was advised that, as of the expiration of the Offer, a total of 355,254,085 Cadeler Shares (which include 11,156,931 Cadeler Shares represented by Cadeler ADSs) were validly tendered and not validly withdrawn in the Offer, representing approximately 92.02% of the total number of issued and outstanding Cadeler Shares at such date and time (excluding treasury shares). The number of Cadeler Shares validly tendered and not validly withdrawn in the Offer satisfied the Minimum Condition.

Subject to confirmation of the final results of the Offer, the Offeror will accept for exchange and promptly exchange all Cadeler Shares validly tendered and not validly withdrawn in the Offer.

On October 29, 2026, Cadeler issued a stock exchange announcement announcing the expiration and preliminary results of the Offer. A copy of the stock exchange announcement is attached as Exhibit (a)(5)(ix) hereto and incorporated by reference herein.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding exhibit (a)(5)(ix) as follows:

Exhibit No.	Description
(a)(5)(ix)	Announcement by Cadeler regarding the preliminary results of the Offer, dated October 29, 2026 (incorporated by reference to Cadeler’s filing on Form 6-K on October 29, 2026)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cadeler A/S

By:	/s/ Alexander Simmonds
Name: Alexander Simmonds
Title: Authorised Signatory

Dated: October 29, 2026

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